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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                           MARKS BROS. JEWELERS, INC.
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                                (Name of issuer)


                   COMMON STOCK, PAR VALUE OF $.001 PER SHARE
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                         (Title of class of securities)

                                  570698 10 0
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                                 (CUSIP number)

                                Hugh M. Patinkin
                           Marks Bros. Jewelers, Inc.
                             155 North Wacker Drive
                                   Suite 500
                               Chicago, IL 60606
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(Name, address and telephone number of person authorized to receive notices and communications)


                                 March 8, 1997
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            (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
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CUSIP NO. 570698 10 0                13D                       Page 2 of 5 Pages
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--------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Hugh M. Patinkin
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 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ]
                                                     (b) [ ]

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 3  SEC USE ONLY

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 4  SOURCE OF FUNDS

    PF/OO
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 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)[ ]

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 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    UNITED STATES
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                       7      SOLE VOTING POWER
      NUMBER OF
                              497,812
       SHARES          ---------------------------------------------------------
                       8      SHARED VOTING POWER
    BENEFICIALLY
                              282,982
      OWNED BY         ---------------------------------------------------------
                       9      SOLE DISPOSITIVE POWER
        EACH
                              497,812
      REPORTING        ---------------------------------------------------------
                      10      SHARED DISPOSITIVE POWER
     PERSON WITH
                              282,982
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

    780,794
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]

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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    7.8%
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14  TYPE OF REPORTING PERSON

    IN
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CUSIP No.  570698 10 0               13D                      Page 3  of 6 Pages
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Item 1.  Security and Issuer.

                 The title and class of equity securities to which this statement relates is the common stock, par value $.001 per share (the "Common Stock"), of MARKS BROS. JEWELERS, INC., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 155 North Wacker Drive, Suite 500, Chicago, Illinois 60606.

Item 2.  Identity and Background.

                 Hugh M. Patinkin's business address is Marks Bros. Jewelers, Inc., 155 North Wacker Drive, Suite 500, Chicago, Illinois 60606. Mr. Patinkin is the Chairman, President and Chief Executive Officer of the Company, which is the issuer of securities to which this statement relates. The Company is a specialty retailer of fine jewelry.

                 Mr. Patinkin has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

                 Mr. Patinkin is a United States Citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

                 On May 7, 1996, Hugh M. Patinkin was granted a nonqualified option (the "1996 Option") to purchase 312,835 shares of the Company's Common Stock under the Company's 1996 Long-Term Incentive Plan. The Option vests one-quarter each on the first, second, third and fourth anniversaries of the date of grant. One-quarter of the shares (or 78,208 shares) subject to the 1996 Option will become exercisable on May 7, 1997. With regard to this "acquisition," no funds are being paid.

                 Mr. Patinkin was also granted on September 28, 1995 an option (the "1995 Option") to purchase 228,337 shares of the Company's Common Stock under the Company's 1995 Executive Incentive Stock Option Plan. The 1995 Option became exercisable with respect to two hundred twenty two thousand two hundred twenty two (222,222) of the shares subject to the 1995 Option prior to the date on which the Company registered any of it securities under Section 12 of the Securities Exchange Act of 1934, as amended, 72,800 of which were exercised before any of the Company's securities were registered. Since the Company registered its Common Stock in connection with its initial public offering on May 7, 1996, (i) the 1995 Option became exercisable with respect to the remaining 6,115 shares of Common Stock subject to the 1995 Option and
(ii) Mr. Patinkin acquired 136,000 shares of Common Stock through the exercise of a portion of his 1995 Option. Mr. Patinkin purchased the 136,000 shares of Common Stock with personal funds.

                 The vesting of the 6,115 shares of Common Stock under the 1995 Option, the exercise of 136,000 shares of Common Stock under the 1995 Option and the vesting of 78,208 shares of Common Stock under the 1996 Option requires the filing of this Schedule 13D because taken together, Mr. Patinkin is deemed to have acquired greater than 2% of the outstanding shares of Common Stock of the Company during a twelve month period.

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CUSIP No.  570698 10 0               13D                      Page 4  of 6 Pages
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Item 4. Purpose of Transaction.

                 Mr. Patinkin acquired beneficial ownership of securities as described in Item 3 as compensation in his capacity as Chairman, President & Chief Executive Officer of the Company and he exercised a portion of his options for general investment purposes.

Item 5.  Interest in Securities of the Issuer.

                 (a) As of March 4, 1997, Mr. Patinkin beneficially owned in the aggregate 780,794 shares of the Company's Common Stock. Based upon the number of shares outstanding as of the close of business on March 4, 1997, as reported by the Company's registrar and transfer agent to be 10,059,142, such shares constitute approximately 7.8% of the outstanding shares of the Company's Common Stock.

                 (b) Mr. Patinkin has sole voting and dispositive power with respect to 497,812 shares of the Company's Common Stock. Mr. Patinkin shares voting and dispositive power with Sheila C. Patinkin and Robert Bergman with respect to 212,035 shares of Common Stock held by the Hugh M. Patinkin 1994 Family Trust U/A/D 11/18/94.

                 Mr. Patinkin shares voting and dispositive power with Sheila
C. Patinkin with respect to 23,376 shares of Common Stock held by various trusts for the benefit of his children.

                 Mr. Patinkin shares voting and dispositive power with Sheila
C. Patinkin and Harold Patinkin with respect to 11,120 shares of Common Stock held by various trusts for the benefit of his children.

                 Mr. Patinkin shares voting and dispositive power with Matthew
M. Patinkin and Mark A. Patinkin with respect to 36,451 shares of Common Stock held by the Patinkin 1994 Grandchildren's Trust U/A/D 11/18/94.

                 Sheila C. Patinkin is a Physician and practices at Lutheran General Hospital, Yackman Pavilion, 1675 Dempster Street, Park Ridge, IL 60068; Harold Patinkin is retired and resides at 5000 S. East End, Chicago, IL 60615; Mark A. Patinkin is a journalist for Providence Journal located at 75 Fountain Street, Providence, RI 02902. None of these persons with whom Mr. Hugh Patinkin shares voting and dispositive power with respect to Common Stock beneficially owned by him have ever been convicted in a criminal proceeding or been subject to a civil proceeding as described in Item 2 above. Further, all of these persons are United States Citizens.

                 (c) Mr. Patinkin purchased 24,000 shares and 100,000 shares on 1/6/97 and 1/16/97, respectively, through the exercise of a portion of his 1995 Option.

                 (d)  Not applicable.

                 (e)  Not applicable.

Item 6. Contracts, Arrangement, Understanding or Relationships with Respect to Securities of the Issuer.

                 See Item 3.
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CUSIP No.  570698 10 0               13D                      Page 5  of 6 Pages
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Item 7. Material to be Filed as Exhibits.


 Exhibit Number         Description
 --------------         -----------

         1 Incentive Stock Option Agreement dated as of September 28, 1995 between Hugh M. Patinkin and the Company.

         2 Nonqualified Stock Option Agreement dated as of May 7, 1996 between Hugh M. Patinkin and the Company.

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CUSIP No.  570698 10 0               13D                      Page 6  of 6 Pages
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                                   SIGNATURE


                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                     March 5, 1997
                                         -------------------------------------
                                                         (Date)



                                                     /s/ Hugh M. Patinkin
                                         -------------------------------------
                                                        (Signature)



                                                     Hugh M. Patinkin
                                         -------------------------------------
                                                          (Name)